Exhibit (a)(6)

June 11, 2003

SHAREHOLDER NAME
SHAREHOLDER ADDRESS
SHAREHOLDER CITY, STATE  ZIP

Dear SHAREHOLDER NAME:

On June 3, 2003, Hurco announced that it was offering to purchase all shares of its common stock held by persons owning 99 or fewer shares as of the close of business on June 2, 2003.

By now, you should have received the documents discussing this purchase offer. In summary, Hurco is making the offer in order to reduce the number of holders of record of its common stock to less than 300 so that it can terminate its obligations to file periodic reports and proxy statements with the SEC, which also will result in the delisting of its stock from the NASDAQ market. In this era of heightened federal regulation, continuing as an SEC "reporting company" involves substantial costs. By terminating its status as a reporting company, Hurco expects to save approximately $400,000 next year.

Hurco is offering $3.35 per share, which represented a 19.6% premium over the stock's closing price of $2.80 on June 2, 2003.

We urge you to read the documents you have received relating to this purchase offer and to give the matter your full consideration.

Very truly yours,

/s/ Michael Doar

Michael Doar
Chairman and Chief Executive Officer



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